SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

F45 Training Holdings Inc.

(Name of Issuer)

Common stock, par value $0.00005 per share

(Title of Class of Securities)

30322L101

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 30322L101	Page 2 of 7

1	NAME OF REPORTING PERSON Adam J. Gilchrist
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,088,986(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,088,986(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,088,986(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.37%(3)
12	TYPE OF REPORTING PERSON IN

[1]

Includes 170,500 shares of common stock that are held in trust for the benefit of certain of the Reporting Person’s immediate family members. The Reporting Person may be deemed to exercise investment control over the shares as appointer of the trust.

[2]	Includes 22,918,486 shares of common stock that are owned of record by GIL SPE, LLC, of which the Reporting Person is the sole member and manager.
[3]

Percentage calculated based on 94,760,402 shares of the Issuer’s common stock outstanding as of March 22, 2022, as reported by F45 Training Holdings Inc. in its Form 10-K for the year ended December 31, 2021.

SCHEDULE 13G

CUSIP No. 30322L101	Page 3 of 7

1	NAME OF REPORTING PERSON GIL SPE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,918,486[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,918,486[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,918,486[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.19%[2]
12	TYPE OF REPORTING PERSON OO

[1]	Adam J. Gilchrist is the sole member and manager of GIL SPE, LLC.
[2]

Percentage calculated based on 94,760,402 shares of the Issuer’s common stock outstanding as of March 22, 2022, as reported by F45 Training Holdings Inc. in its Form 10-K for the year ended December 31, 2021.

SCHEDULE 13G

CUSIP No. 30322L101	Page 4 of 7

Item 1(a).	Name of Issuer

F45 Training Holdings Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

3601 South Congress Avenue, Building E, Austin, Texas 78704

Item 2(a).	Name of Person Filing

This Schedule 13G is filed jointly by each of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(i)	Adam J. Gilchrist, who serves as the President and Chief Executive Officer of the Issuer

(ii)	GIL SPE, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business and principal office of each of the Reporting Persons is c/o WL Browne & Associates, Chartered Accountants, Suite 8, 924 Pacific Highway, Gordon NSW.

Item 2(c).	Citizenship

Adam J. Gilchrist is a citizen of the Commonwealth of Australia.

GIL SPE, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.00005 per share.

Item 2(e).	CUSIP Number

30322L101

Item 3.

Not applicable

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth with respect to each Reporting Person in Rows (5)-(9) and Row (11) of the respective cover page for each such Reporting Person and is incorporated herein by reference. The beneficial ownership percentages disclosed on the cover pages of this Schedule 13G are based on 94,760,402 shares of the Issuer’s common stock outstanding as of March 22, 2022, as reported by F45 Training Holdings Inc. in its Form 10-K for the year ended December 31, 2021.

SCHEDULE 13G

CUSIP No. 30322L101	Page 5 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SCHEDULE 13G

CUSIP No. 30322L101	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022

ADAM J. GILCHRIST

/s/ Adam J. Gilchrist
Adam J. Gilchrist

GIL SPE, LLC

By:	/s/ Adam J. Gilchrist
Name:	Adam J. Gilchrist
Title:	President

SCHEDULE 13G

CUSIP No. 30322L101	Page 7 of 7

Exhibit Index

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.